FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2014

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, Media, and Sports & Entertainment. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2014 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2013 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

During the third quarter of 2014, the Corporation changed its organizational structure and its operations are now managed through the following three segments: Telecommunications, Media, and Sports & Entertainment. The reorganization consisted in (a) the creation of the new Media segment, which includes all activities of the previous News Media and Broadcasting segments, as well as the book publishing and distribution activities previously included in the Leisure and Entertainment segment, (b) the creation of the new Sports & Entertainment segment, which includes all operating, production, distribution and management activities of the previous Leisure and Entertainment segment relating to music, entertainment, sports and the future Québec City Amphitheatre, and (c) the transfer of the retail businesses from the previous Leisure and Entertainment segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented information have been reclassified to reflect these changes.

DISCONTINUED OPERATIONS

On September 2, 2014, Quebecor Media closed the sale of its Nurun Inc. (“Nurun”) subsidiary to the French company Publicis Groupe for a cash consideration of $125.0 million plus an estimated $5.3 million receivable in connection with certain adjustments to the transaction, less disposed-of cash. The results of operations and cash flows related to those businesses, as well as the $38.5 million gain on the sale, have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On June 1, 2014, Quebecor Media finalized the sale of 74 Québec weeklies to Transcontinental Interactive Inc., (“Transcontinental Interactive”), a subsidiary of Transcontinental Inc. (“Transcontinental”), for a cash consideration of $75.0 million. $4.7 million was also received in the third quarter of 2014 in connection with certain adjustments to transferred working capital items. The transaction has been approved by the competent regulatory authorities, specifically the Competition Bureau. The results of operations and cash flows related to those businesses, as well as the $7.9 million gain on the sale, have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On June 1, 2013, Quebecor Media sold its specialized website Jobboom for a cash consideration of $52.1 million, net of disposed-of cash in the amount of $5.4 million, and on November 29, 2013, Quebecor Media sold its specialized website Réseau Contact for a cash consideration of $7.1 million, net of disposed-of cash in the amount of $0.4 million. The operating results and cash flows related to those businesses, as well as the $37.6 million gain on the sale of the two websites, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segment operating results.

HIGHLIGHTS SINCE END OF SECOND QUARTER 2014

•	Quebecor Media’s sales totalled $1.02 billion in the third quarter of 2014, flat in comparison with the same period last year.

Telecommunications

•	The Telecommunications segment’s revenues were up $23.5 million (3.3%) and its adjusted operating income was up $9.6 million (2.9%) in the third quarter of 2014.

•

Videotron Ltd. (“Videotron”) recorded strong revenue increases at two of its services in the third quarter of 2014: mobile telephony ($17.7 million or 30.5%) and Internet access ($13.5 million or 6.6%).

•

Videotron recorded a net increase of 66,900 revenue-generating units[1] in the third quarter of 2014, compared with 43,500 in the same period of 2013. In the 12-month period ended September 30, 2014, the number of revenue-generating units increased by 106,700 (2.1%).

•

On September 10, 2014, Videotron launched its LTE mobile network (“LTE network”), which reaches nearly 90% of Québec’s population and supports speeds of up to 150 mbps, enabling Québec consumers and business people to use their mobile devices to their full potential.

•

On August 27, 2014, Videotron launched the new X8 multi-room HD recorder, designed to deliver the best entertainment experience on the market. With a 2 TB storage capacity and state-of-the-art functionalities, the X8 multi-room HD recorder can record up to 8 television shows simultaneously.

Media

•

On October 6, 2014, Quebecor Media announced the sale of 175 English-language newspapers and publications by Sun Media Corporation to Postmedia Network Canada Corporation (“Postmedia”) for a cash consideration of $316.0 million, subject to certain adjustments. The transaction includes the Sun newspapers – The Ottawa Sun, The Toronto Sun, The Winnipeg Sun, The Edmonton Sun and The Calgary Sun – as well as the daily The London Free Press, the 24 Hours dailies in Toronto and Vancouver, and community weeklies, buyers’ guides and specialty publications. The transaction also includes the Canoe portal’s English-Canadian operations and eight printing plants, including the Islington, Ontario plant. The transaction is subject to Competition Bureau approval. While the sale is under review by the Bureau, Quebecor Media will continue operating the businesses in question.

•

On October 8, 2014, TVA Sports drew an average audience of 925,000 television viewers and a 25.5% market share for the season opener of the Montréal Canadiens. Since TVA Sports began carrying National Hockey League (“NHL”) hockey, its subscriber base has swelled to more than 1.8 million. As previously reported, on July 1, 2014, TVA Sports became the official French-language broadcaster of the NHL for the next 12 years. During the 2014-2015 season, TVA Sports will broadcast more than 275 NHL games, among them all Canadiens Saturday night games and all playoff games, including Canadiens games and the Stanley Cup final.

•

Quebecor Media was chosen to install, maintain, manage and advertise on Société de transport de Laval bus shelters; the 20-year agreement began on August 1, 2014. Quebecor Media made a similar agreement with the Société de transport de Montréal in 2012.

•

In the third quarter of 2014, the Corporation completed its annual review of its three-year strategic plan. In view of market conditions in the television industry, the Corporation performed impairment tests on its Broadcasting cash generating unit (“CGU”). The Corporation concluded that the recoverable amount, based on fair value less disposal costs, was less than the carrying amount of this CGU. Accordingly, a $41.7 million non-cash impairment charge on broadcasting licences (including $20.9 million without any tax consequences) and a $9.3 million non-cash goodwill impairment charge (without any tax consequences) were recorded.

[1]	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Sports & Entertainment

•

On July 30, 2014, Benoît Robert was appointed President and CEO of the Sports & Entertainment Group, replacing Aldo Giampaolo. Benoît Robert has more than 30 years of experience in management, marketing and business development. He has worked for, among others, the Los Angeles Kings of the NHL, owned by AEG, one of the world’s largest managers of sports and entertainment venues.

Financing

•

On November 3, 2014, TVA Group Inc. (“TVA Group”) modified the terms and conditions of its bank credit facilities to increase the size of its revolving credit facility from $100.0 million to $150.0 million, to extend their term by two years until February 24, 2019, and to replace the existing $75.0 million term loan maturing on December 11, 2014 by a new term loan of an equivalent amount to be put in place by December 31, 2014 and maturing on November 3, 2019. TVA Group also granted a security on all of its movable assets and an immovable hypothec on its Head Office building as part of the modification of the terms and conditions of its bank credit facilities.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net loss under IFRS, as net income (loss) before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes, and income (loss) from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, considers the Media segment as a whole and uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Quebecor Media’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted operating income to net income (loss) as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income (loss) measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Adjusted operating (loss) income:
Telecommunications	$339.4	$329.8	$1,006.3	$965.5
Media	43.2	55.1	97.7	111.9
Sports and Entertainment	(1.2)	(1.4)	(4.0)	(1.9)
Head Office	(1.2)	(0.6)	0.5	1.9

	380.2	382.9	1,100.5	1,077.4
Amortization	(171.5)	(166.7)	(508.3)	(489.3)
Financial expenses	(78.6)	(86.8)	(247.0)	(275.7)
Gain (loss) on valuation and translation of financial instruments	2.2	(15.0)	2.1	(212.3)
Restructuring of operations, impairment of assets and other special items	(3.8)	(2.7)	(13.4)	(9.4)
Impairment of goodwill and intangible assets	(51.0)	(281.3)	(241.0)	(281.3)
Loss on debt refinancing	—	—	(18.7)	(18.9)
Income taxes	(29.0)	(14.6)	(80.3)	(10.6)
Income (loss) from discontinued operations	39.0	(29.4)	48.6	2.5

Net income (loss)	$87.5	$(213.6)	$42.5	$(217.6)

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, the payment of dividends, and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2014/2013 third quarter comparison

Revenues: $1.02 billion, a $1.9 million (-0.2%) decrease.

•	Revenues decreased in Media ($19.9 million or -6.2% of segment revenues) and Sports & Entertainment ($3.6 million or -22.5%).

•	Revenues increased in Telecommunications ($23.5 million or 3.3%).

Adjusted operating income: $380.2 million, a $2.7 million (-0.7%) decrease.

•	Adjusted operating income decreased in Media ($11.9 million or -21.6% of segment adjusted operating income).

•	Adjusted operating income increased in Telecommunications ($9.6 million or 2.9%) and Sports & Entertainment ($0.2 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.9 million favourable variance in the stock-based compensation charge in the third quarter of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options resulted in a $0.8 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2014.

Net income attributable to shareholders: $104.8 million in the third quarter of 2014 compared with a $216.5 million net loss in the same period of 2013, a $321.3 million favourable variance.

•	The favourable variance was due primarily to:

•	$230.3 million favourable variance in non-cash charge for impairment of goodwill and intangible assets, including $209.1 million without any tax consequences;

•	$68.4 million favourable variance in gains and losses from discontinued operations;

•	non-controlling interest in the impairment of goodwill and intangible assets recorded in the third quarter of 2014;

•	$17.2 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$8.2 million decrease in financial expenses.

Partially offset by:

•	$2.7 million decrease in adjusted operating income;

•	$4.8 million increase in the amortization charge.

Amortization charge: $171.5 million in the third quarter of 2014, a $4.8 million increase essentially due to the impact of capital expenditures in the Telecommunications segment, including amortization of expenditures related to the promotional strategy focused on equipment leasing, as well as modernization and expansion of the wired and wireless networks.

Financial expenses: $78.6 million, an $8.2 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and by lower indebtedness.

Gain on valuation and translation of financial instruments: $2.2 million in the third quarter of 2014 compared with a $15.0 million loss in the same period of 2013. The $17.2 million favourable variance was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the prices of the underlying instruments, and to the loss on reversal of embedded derivatives recognized in the third quarter of 2013 in connection with debt redemption.

Charge for restructuring of operations, impairment of assets and other special items: $3.8 million in the third quarter of 2014 compared with $2.7 million in the same period of 2013.

•

In the third quarter of 2014, a $3.1 million net charge for restructuring of operations was recorded in the Media segment with respect to staff-reduction programs ($2.7 million in the third quarter of 2013). In connection with those restructuring initiatives, a $0.6 million charge for impairment of certain assets was also recorded in the third quarter of 2013.

•

The other segments recorded a net charge for restructuring of operations, impairment of assets and other special items of $0.7 million in the third quarter of 2014 ($0.6 million reversal in the third quarter of 2013).

Charge for impairment of goodwill and intangible assets: $51.0 million in the third quarter of 2014 compared with $281.3 million in the same period of 2014.

•

In the third quarter of 2014, the Corporation completed its annual review of its three-year strategic plan. In view of market conditions in the television industry, the Corporation performed impairment tests on its Broadcasting CGU. The Corporation concluded that the recoverable amount, based on fair value less disposal costs, was less than the carrying amount of this CGU. Accordingly, a $41.7 million non-cash impairment charge on broadcasting licences (including $20.9 million without any tax consequences) and a $9.3 million non-cash goodwill impairment charge (without any tax consequences) were recorded.

•	In the third quarter of 2013, Quebecor Media performed impairment tests on the Newspapers, Books and Music CGUs. Accordingly, the following impairment charges were recorded:

•

the Media segment recorded a $204.5 million non-cash goodwill impairment charge, without any tax consequences, in its Newspapers CGU, an $11.9 million non-cash impairment charge, without any tax consequences, in its Books CGU, and a $56.0 million non-cash impairment charge on mastheads and customer relationships (including $14.0 million without any tax consequences) in its Newspapers CGU;

•	Quebecor Media recorded an $8.9 million non-cash goodwill impairment charges without any tax consequences in its Music CGU.

Income tax expense: $29.0 million in the third quarter of 2014 (effective tax rate of 27.0%) compared with $14.6 million in the same period of 2013 (effective tax rate of 20.9%), a $14.4 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The unfavourable variance in the income tax expense was mainly due to the impact of the increase in taxable income.

•	The variance in the effective tax rate was due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments.

2014/2013 year-to-date comparison

Revenues: $3.06 billion, an $11.9 million (0.4%) increase.

•	Revenues increased in Telecommunications ($70.3 million or 3.3% of segment revenues).

•	Revenues decreased in Media ($54.0 million or -5.6%) and Sports & Entertainment ($5.0 million or -10.8%).

Adjusted operating income: $1.10 billion, a $23.1 million (2.1%) increase.

•	Adjusted operating income increased in Telecommunications ($40.8 million or 4.2% of segment adjusted operating income).

•	Adjusted operating income decreased in Media ($14.2 million or -12.7%) and Sports & Entertainment ($2.1 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.9 million unfavourable variance in the stock-based compensation charge in the first nine months of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $7.6 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2014.

Net income attributable to shareholders: $61.0 million in the first nine months of 2014, compared with a $220.9 million net loss attributable to shareholders in the same period of 2013, a $281.9 million favourable variance.

•	The favourable variance was due primarily to:

•	$214.4 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$46.1 million favourable variance in gains and losses from discontinued operations;

•	$40.3 million favourable variance related to recognition of a non-cash charge for impairment of goodwill and intangible assets, including $19.1 million without any tax consequences;

•	$28.7 million decrease in financial expenses;

•	non-controlling interest in the impairment of goodwill and intangible assets recorded in the third quarter of 2014;

•	$23.1 million increase in adjusted operating income.

Partially offset by:

•	$19.0 million increase in the amortization charge.

Amortization charge: $508.3 million, a $19.0 million increase essentially due to the same factors as those noted in the 2014/2013 third quarter comparison above.

Financial expenses: $247.0 million, a $28.7 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates.

Gain on valuation and translation of financial instruments: $2.1 million in the first nine months of 2014 compared with a $212.3 million loss in the same period of 2013. The $214.4 million favourable variance was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments, and to losses on reversal of embedded derivatives recognized in the first nine months of 2013 in connection with debt redemption.

Charge for restructuring of operations, impairment of assets and other special items: $13.4 million in the first nine months of 2014 compared with $9.4 million in the same period of 2013, a $4.0 million unfavourable variance.

•

In the first nine months of 2014, a $10.8 million net charge for restructuring of operations was recorded in the Media segment in connection with staff-reduction programs ($5.1 million in the same period of 2013). As part of those initiatives, a $2.3 million charge for impairment of certain assets was also recorded in the first nine months of 2013.

•

The other segments recorded a $2.6 million net charge for restructuring of operations, impairment of assets and other special items in the first nine months of 2014 ($2.0 million in the same period of 2013).

Charge for impairment of goodwill and intangible assets: $241.0 million in the first nine months of 2014, compared with $281.3 million in the same period of 2013, a $40.3 million favourable variance.

•

In the second quarter of 2014, the Corporation performed annual impairment tests on its CGUs. It concluded that the recoverable amount based on fair value less disposal costs was less than the carrying amount of its Newspapers CGU, which continues to be affected by the shift to digital and the challenging market conditions in the newspaper industry. Accordingly, the Media segment recorded a $190.0 million non-cash goodwill impairment charge, without any tax consequences.

•

In the third quarter of 2014, the Corporation completed its annual review of its three-year strategic plan. In view of market conditions in the television industry, the Corporation performed impairment tests on its Broadcasting CGU. The Corporation concluded that the recoverable amount, based on fair value less disposal costs, was less than the carrying amount of this CGU. Accordingly, a $41.7 million non-cash impairment charge on broadcasting licences (including $20.9 million without any tax consequences) and a $9.3 million non-cash goodwill impairment charge (without any tax consequences) were recorded.

•

A non-cash goodwill impairment charge totalling $225.3 million, without any tax consequences, was recorded in the third quarter of 2013 in the Media and Telecommunications segments. A $56.0 million non-cash charge for impairment of mastheads and customer relationships (including $14.0 million without any tax consequences) was also recognized during the period in the Media segment. These charges are explained in greater detail in the 2014/2013 third quarter comparison.

Loss on debt refinancing: $18.7 million in the first nine months of 2014 compared with $18.9 million in the same period of 2013.

•

In accordance with a notice issued on March 26, 2014, Videotron redeemed on April 24, 2014 US$260.0 million aggregate principal amount of its outstanding 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018 at a redemption price of 103.042% of their principal amount. A $21.4 million net loss was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $1.7 million loss previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Quebecor Media redeemed on April 25, 2014 the entirety of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million, at a redemption price of 100.00% of their principal amount. A $2.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $12.5 million gain previously recorded in “Other comprehensive income.”

•

On June 3, 2013, Videotron issued a notice for the redemption on July 2, 2013 of US$380.0 million aggregate principal amount of its issued and outstanding 9.125% Senior Notes due in April 2018 at a redemption price of 104.563% of their principal amount. As a result, a total $18.9 million loss was recorded in the consolidated statement of income in the second quarter of 2013, including a $6.5 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $80.3 million in the first nine months of 2014 (effective tax rate of 27.3%), compared with $10.6 million in the same period of 2013 (effective tax rate of 35.6%), a $69.7 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The increase in the income tax expense was mainly due to the impact of the increase in taxable income.

•

The variance in the effective tax rate was due to the impact of the tax rate mix on the various components of the loss on valuation and translation of financial instruments and the losses on debt refinancing.

SEGMENTED ANALYSIS

Telecommunications

Third quarter 2014 operating results

Revenues: $738.2 million, a $23.5 million (3.3%) increase.

•

Combined revenues from all cable television services decreased $5.8 million (-2.1%) to $264.8 million, due primarily to the impact of the net decrease in the customer base and the decrease in video-on-demand, pay TV and pay-per-view orders, partially offset by higher revenues from the leasing of digital set-top boxes.

•

Revenues from Internet access services increased $13.5 million (6.6%) to $219.6 million. The favourable variance was mainly due to increased usage, higher revenues from Internet access resellers, customer base growth, and higher revenues per customer.

•

Revenues from the cable telephony service decreased $1.3 million (-1.1%) to $118.5 million, primarily as a result of lower long-distance revenues, partially offset by increases in the number of business lines.

•	Revenues from the mobile telephony service increased $17.7 million (30.5%) to $75.7 million, essentially due to customer growth.

•	Revenues of Videotron Business Solutions increased $0.3 million (1.9%) to $16.2 million.

•

Revenues from customer equipment sales increased $0.8 million (7.6%) to $11.3 million, mainly because of increased sales of more powerful equipment and the growth in the number of subscriber connections to the mobile service.

•

Revenues from retail sales decreased by $2.1 million (-6.6%) to $29.6 million because of decreased sales at Archambault Group Inc. (“Archambault Group”) stores, including lower sales of CDs, videos and musical instruments, and at Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”), including lower fees from Le SuperClub Vidéotron franchises.

•	Other revenues increased $0.5 million (23.8%) to $2.6 million.

ARPU: $126.02 in the third quarter of 2014 compared with $119.24 in the same period of 2013, an increase of $6.78 (5.7%).

Customer statistics

Revenue-generating units – As of September 30, 2014, the total number of revenue-generating units stood at 5,111,600, a 66,900-unit increase since the end of the second quarter of 2014 (compared with a 43,500-unit increase in the third quarter of 2013) and a 12-month increase of 106,700 (Table 2). Revenue-generating units are the sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services increased by 2,300 (0.1%) in the third quarter of 2014 (compared with a decrease of 2,000 in the third quarter of 2013) and decreased by 34,100 (-1.9%) in the 12-month period ended September 30, 2014 (Table 2). At the end of the third quarter of 2014, Videotron had 1,796,300 subscribers to its cable television services. The household and business penetration rate (number of subscribers as a proportion of the total 2,767,100 homes and businesses passed by Videotron’s network as of the end of September 2014, up from 2,733,400 one year earlier) was 64.9% versus 67.0% a year earlier.

•

As of September 30, 2014, the number of subscribers to the illico Digital TV service stood at 1,549,000, a quarterly increase of 19,300 or 1.3% (compared with a 15,600-subscriber increase in the third quarter of 2013), and a 12-month increase of 31,400 (2.1%). As of September 30, 2014, illico Digital TV had a household and business penetration rate of 56.0% versus 55.5% a year earlier.

•

The customer base for analog cable television services decreased by 17,000 in the third quarter of 2014 (compared with a decrease of 17,600 in the third quarter of 2013), and by 65,500 over a 12-month period.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,432,300 at September 30, 2014, an increase of 16,700 (1.2%) in the third quarter of 2014 (compared with an increase of 12,800 in the same period of 2013), and an increase of 24,100 (1.7%) in the 12-month period ended September 30, 2014 (Table 2). At September 30, 2014, Videotron’s cable Internet access services had a household and business penetration rate of 51.8% compared with 51.5% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,286,200 as of September 30, 2014, a quarterly increase of 10,000 (0.8%) (compared with a 6,500-customer increase in the third quarter of 2013), and a 12-month increase of 5,000 (0.4%) (Table 2). At September 30, 2014, the cable telephony service had a household and business penetration rate of 46.5% versus 46.9% a year earlier.

Mobile telephony service – As of September 30, 2014, the number of subscriber connections to the mobile telephony service stood at 589,400, an increase of 38,100 (6.9%) in the third quarter of 2014 (compared with an increase of 26,900 in the third quarter of 2013), and an increase of 111,400 (23.3%) in the 12-month period ended September 30, 2014 (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Sept. 2014	June 2014	Mar. 2014	Dec. 2013	Sept. 2013	June 2013	Mar. 2013	Dec. 2012
Cable television:
Analog	247.3	264.3	278.4	293.7	312.8	330.4	348.9	370.4
Digital	1,549.0	1,529.7	1,532.7	1,531.4	1,517.6	1,502.0	1,500.3	1,484.6

	1,796.3	1,794.0	1,811.1	1,825.1	1,830.4	1,832.4	1,849.2	1,855.0
Cable Internet	1,432.3	1,415.6	1,419.2	1,418.3	1,408.2	1,395.4	1,397.3	1,387.7
Cable telephony	1,286.2	1,276.2	1,280.4	1,286.1	1,281.2	1,274.7	1,274.0	1,264.9
Mobile telephony[1]	589.4	551.3	521.6	503.3	478.0	451.1	420.9	402.6
Internet over wireless	7.4	7.6	7.1	7.2	7.1	7.8	7.0	7.1

Total (revenue-generating units)	5,111.6	5,044.7	5,039.4	5,040.0	5,004.9	4,961.4	4,948.4	4,917.3

[1]	In thousands of subscriber connections.

Adjusted operating income: $339.4 million, a $9.6 million (2.9%) increase due primarily to:

•	impact of the revenue increase, partially offset by the impact of the higher number of mobile devices sold at a loss.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Telecommunications segment’s operations, expressed as a percentage of revenues, were 54.0% in the third quarter of 2014 compared with 53.9% in the same period of 2013. The increase was mainly due to the impact of higher numbers of mobile devices sold at a loss.

Year-to-date operating results

Revenues: $2.19 billion, a $70.3 million (3.3%) increase essentially due to the same factors as those noted above in the discussion of third quarter 2014 results.

•	Combined revenues from all cable television services decreased $7.3 million (-0.9%) to $806.7 million.

•	Revenues from Internet access services increased $37.5 million (6.2%) to $646.0 million.

•	Revenues from cable telephony service decreased $0.5 million (-0.1%) to $354.6 million.

•	Revenues from mobile telephony service increased $43.1 million (26.8%) to $204.2 million.

•	Revenues of Videotron Business Solutions increased $1.2 million (2.5%) to $48.9 million.

•	Revenues from customer equipment sales increased $3.3 million (12.8%) to $29.1 million.

•	Revenues from retail sales decreased $8.0 million (-8.1%) to $90.3 million.

•	Other revenues increased $0.6 million (9.2%) to $7.1 million.

ARPU: $123.77 in the first nine months of 2014 compared with $116.98 in the same period of 2013, an increase of $6.79 (5.8%).

Customer statistics

Revenue-generating units – 71,600-unit (1.4%) increase in the first nine months of 2014 compared with an 87,600-unit increase in the same period of 2013.

Cable television – 28,800 (-1.6%) decrease in the combined customer base for all of Videotron’s cable television services in the first nine months of 2014, compared with a 24,600-customer decrease in the same period of 2013.

•	Subscriptions to illico Digital TV service increased by 17,600 (1.1%) in the first nine months of 2014 compared with an increase of 33,000 in the same period of 2013.

•	Subscriptions to analog cable television services decreased by 46,400 compared with a 57,600 decrease in the first nine months of 2013.

Cable Internet access – 14,000-customer increase (1.0%) in the first nine months of 2014 compared with an increase of 20,500 in the same period of 2013.

Cable telephony service – 100-customer increase in the first nine months of 2014 compared with an increase of 16,300 in the same period of 2013.

Mobile telephony service – 86,100 (17.1%) increase in subscriber connections in the first nine months of 2014 compared with an increase of 75,400 in the same period of 2013.

Adjusted operating income: $1.01 billion, a $40.8 million (4.2%) increase caused primarily by:

•	impact of the revenue increase.

Partially offset by:

•	impact of the higher number of mobile devices sold at a loss;

•

favourable impact on the 2013 year-to-date results of one-time adjustments, including a provision for Canadian Radio-television and Telecommunications Commission (“CRTC”) licence fees in order to align with the CRTC’s billing period.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 54.0% in the first nine months of 2014 compared with 54.4% in the same period of 2013. The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues), partially offset by the impact of the higher number of mobile devices sold at a loss and the favourable impact on the 2013 year-to-date results of one-time adjustments.

Cash flows from operations

Quarterly cash flows from segment operations: $160.5 million compared with $192.2 million in the third quarter of 2013 (Table 3).

•

The $31.7 million decrease reflects a $41.4 million increase in additions to property, plant and equipment and to intangible assets, due mainly to increased capital expenditures on the LTE network partially offset by the $9.6 million increase in adjusted operating income.

Year-to-date cash flows from segment operations: $491.9 million compared with $541.7 million in the same period of 2013 (Table 3).

•

The $49.8 million decrease reflects an $82.1 million increase in additions to property, plant and equipment and to intangible assets, due mainly to increased capital expenditures on the LTE network and an $8.5 million decrease in proceeds from disposal of assets, partially offset by the $40.8 million increase in adjusted operating income.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Adjusted operating income	$339.4	$329.8	$1,006.3	$965.5
Additions to property, plant and equipment	(163.5)	(124.8)	(463.2)	(397.7)
Additions to intangible assets (excluding spectrum licences)	(16.0)	(13.3)	(53.7)	(37.1)
Proceeds from disposal of assets	0.6	0.5	2.5	11.0

Cash flows from segment operations	$160.5	$192.2	$491.9	$541.7

Media

Third quarter 2014 operating results

Revenues: $298.8 million in the third quarter of 2014, a $19.9 million (-6.2%) decrease.

•	Newspaper publishing revenues decreased by $12.2 million (-6.7%).

•	Revenues decreased by $0.9 million because of the closure of newspapers and specialty publications under restructuring initiatives.

•

On a same-store basis, advertising revenues decreased 10.3%; circulation revenues decreased 7.4%; digital revenues increased 16.0%; combined revenues from commercial printing and other sources increased 8.7%.

•	On a same-store basis, revenues decreased 7.8% at the urban dailies and 9.3% at the community weeklies; portal revenues increased 5.7%.

•	Broadcasting and production revenues decreased by $5.1 million (-5.9%), mainly because of:

•

$7.2 million favourable retroactive adjustment in third quarter 2013 to TVA Group’s share of royalties for the retransmission of its signal in markets outside its over-the-air stations’ local service areas (“retransmission royalties”) for the years 2009 to 2013, including $6.8 million applied retroactively to the years 2009 to 2012 and to the first half of 2013;

•	lower advertising revenues at TVA Network.

Partially offset by:

•

increased subscription revenues at the specialty services, including TVA Sports, mainly because of the addition of programming dedicated to hockey; and Sun TV News General Partnership (“SUN News”), due to a retroactive adjustment to royalty rates;

•	increased revenues from commercial production.

•	Magazine publishing revenues decreased by $1.5 million, including impact of closure of some publications.

•	Book distribution and publishing revenues and other revenues decreased by $0.9 million mainly due to

•	decrease in book distribution revenues because of lower mass market and bookstore volumes;

•	decrease in the revenues of Quebecor Media Out of Home mainly because of lower advertising revenues.

Partially offset by:

•	higher book publishing revenues due to increased volume in textbook publishing.

Adjusted operating income: $43.2 million in the third quarter of 2014, a $11.9 million (-21.6%) decrease.

•	Adjusted operating income from newspaper publishing decreased by $1.7 million (-5.6%), primarily as a result of:

•	impact of decrease in revenues on a same-store basis.

Partially offset by:

•	$7.3 million favourable impact of restructuring initiatives and other reductions in operating expenses;

•	$2.9 million favourable variance in multimedia employment tax credits.

•	Adjusted operating income from broadcasting and production operations decreased by $9.2 million (-79.8%), mainly as a result of:

•	favourable impact on third quarter 2013 figures of the $7.2 million retroactive adjustment of retransmission royalties;

•	impact of decrease in TVA Network’s revenues.

Partially offset by:

•	impact of increased subscription revenues at the specialty channels.

•	Adjusted operating income from magazine publishing operations decreased by $0.8 million, mainly as a result of the impact of the revenue decrease.

•	Adjusted operating income from book distribution and publishing and other sources decreased by $0.2 million.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 85.5% in the third quarter of 2014 compared with 82.7% in the same period of 2013. The increase was mainly due to the impact of the revenue decrease (as the fixed component of operating costs does not fluctuate in proportion to the decrease in revenues) and to the favourable impact on the third quarter 2013 results of the retroactive adjustment to retransmission royalties, partially offset by the favourable impact of operating cost-reduction initiatives on the third quarter 2014 results and the favourable variance in multimedia employment tax credits.

Year-to-date operating results

Revenues: $911.3 million for the first nine months of 2014, a $54.0 million (-5.6%) decrease.

•	Newspaper publishing revenues decreased by $42.8 million (-7.5%).

•	Revenues decreased by $6.3 million because of the closure of newspapers and specialty publications under restructuring initiatives.

•

On a same-store basis, advertising revenues decreased 10.0%; circulation revenues decreased 5.7%; digital revenues increased 13.0%; combined revenues from commercial printing and other sources increased 3.0%.

•	On a same-store basis, revenues decreased 7.8% at the urban dailies and 8.3% at the community weeklies; portal revenues increased 1.0%.

•	Broadcasting and production revenues decreased by $16.2 million (-5.6%), mainly because of:

•	lower advertising revenues;

•	favourable impact in the 2013 third quarter of the $7.2 million retroactive adjustment to retransmission royalties, including $6.1 million applied to the years 2009 to 2012;

•	discontinuation of operations of TVA Boutiques in the third quarter of 2013.

Partially offset by:

•	increased subscription revenues at the specialty services, including TVA Sports, mainly because of the addition of programming dedicated to hockey, and SUN News, due to an adjustment to royalty rates.

•

Revenues from magazine publishing increased by $1.3 million, mainly because of the favourable impact on revenues of the acquisition of Les Publications Charron & Cie inc. (“Les Publications Charron & Cie”) in July 2013, partially offset by the decrease in advertising revenues on a same-store basis.

•	Revenues from book distribution and publishing and other sources were flat on a year-to-date basis.

•	The decrease in book publishing and distribution revenues was offset by higher revenues at Quebecor Media Out of Home.

Adjusted operating income: $97.7 million for the first nine months of 2014, a $14.2 million (-12.7%) decrease.

•	Adjusted operating income from newspaper publishing increased $4.8 million (6.4%) due to:

•	$31.7 million favourable impact of restructuring initiatives and other reductions in operating expenses;

•	$5.8 million favourable variance in multimedia employment tax credits.

Partially offset by:

•	impact of decrease in revenues on a same-store basis.

•	Adjusted operating income from broadcasting and production operations decreased by $20.7 million (-79.8%), mainly as a result of:

•	impact of decrease in advertising revenues;

•	favourable impact on third quarter 2013 figures of the $7.2 million retroactive adjustment to retransmission royalties;

•	higher content costs, including adjustments to the cost of certain prior-year broadcasting rights related to indemnification clauses;

•	favourable impact on second quarter 2013 results of an adjustment to the provision for CRTC licence fees to align with the CRTC’s billing period.

Partially offset by:

•	impact of increased subscription revenues at the specialty channels.

•	Adjusted operating income from magazine publishing increased by $2.4 million (42.0%), mainly as a result of:

•	impact of acquisition of Les Publications Charron & Cie;

•	reductions in some operating costs, including printing and production costs.

Partially offset by:

•	impact of decrease in advertising revenues on a same-store basis.

•	Operating income from book distribution and publishing and other sources decreased by $0.7 million, mainly because of the impact of the decrease in revenues from book distribution and publishing.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 89.3% in the first nine months of 2014, compared with 88.4% in the same period of 2013. The increase was mainly due to the impact of the revenue decrease (as the fixed component of operating costs does not fluctuate in proportion to the decrease in revenues), the favourable impact on the 2013 results of the retroactive adjustment to retransmission royalties in the third quarter of 2013 and higher television content costs, partially offset by the favourable impact of operating cost-reduction initiatives on the 2014 year-to-date results and the favourable variance in multimedia employment tax credits.

Cash flows from operations

Quarterly cash flows from segment operations: $32.1 million compared with $43.2 million in the same quarter of 2013 (Table 4).

•

The $11.1 million decrease mainly reflects the $11.9 million decrease in adjusted operating income and the $3.0 million decrease in proceeds from disposal of assets, partially offset by a $3.8 million decrease in additions to property, plant and equipment and to intangible assets.

Year-to-date cash flows from segment operations: $64.1 million compared with $78.9 million in the same period of 2013 (Table 4).

•

The $14.8 million decrease mainly reflects the $14.2 million decrease in adjusted operating income and the $2.5 million decrease in proceeds from disposal of assets, partially offset by a $1.9 million decrease in additions to property, plant and equipment and to intangible assets.

Table 4: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Adjusted operating income	$43.2	$55.1	$97.7	$111.9
Additions to property, plant and equipment	(9.0)	(11.5)	(26.1)	(25.9)
Additions to intangible assets	(2.2)	(3.5)	(8.4)	(10.5)
Proceeds from disposal of assets	0.1	3.1	0.9	3.4

Cash flows from segment operations	$32.1	$43.2	$64.1	$78.9

Sports & Entertainment

Third quarter 2014 operating results

Revenues: $12.4 million, a $3.6 million (-22.5%) decrease compared with the third quarter of 2013.

•	27.9% decrease in revenues in the music division caused mainly by a 29.1% decrease in music distribution revenues as a result of lower sales of videos and CDs.

Adjusted operating loss: $1.2 million in the third quarter of 2014 compared with $1.4 million in the third quarter of 2013, a $0.2 million favourable variance.

Year-to-date operating results

Revenues: $41.1 million, a $5.0 million (-10.8%) decrease compared with the first nine months of 2013.

•	23.6% decrease in the Music division mainly because of:

•	24.1% decrease in music distribution revenues, primarily as a result of lower video and CD sales;

•	9.5% decrease in music production revenues due to impact of cancellation of 2014 edition of Le retour de nos idoles show.

Partially offset by:

•	Favourable impact of revenues from acquisition of Event Management Gestev Inc. on May 24, 2013.

Adjusted operating loss: $4.0 million in the first nine months of 2014 compared with $1.9 million in the same period of 2013. The $2.1 million unfavourable variance was due to the impact of the revenue decrease and the startup of new performance hall management operations.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $2.3 million compared with negative $1.5 million in the third quarter of 2013 (Table 5). The $0.8 million unfavourable variance was due primarily to the $1.0 million increase in additions to property, plant and equipment.

Year-to-date cash flows from segment operations: Negative $7.9 million compared with negative $2.2 million in the same period of 2013 (Table 5). The $5.7 million unfavourable variance was due to the $3.6 million increase in additions to property, plant and equipment, partly reflecting the impact of new performance hall management operations, and the $2.1 million increase in the adjusted operating loss.

Table 5: Sports & Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Adjusted operating loss	$(1.2)	$(1.4)	$(4.0)	$(1.9)
Additions to property, plant and equipment	(1.1)	(0.1)	(3.9)	(0.3)

Cash flows from segment operations	$(2.3)	$(1.5)	$(7.9)	$(2.2)

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Third quarter of 2014

Cash flows provided by operating activities: $368.2 million in the third quarter of 2014 compared with $338.1 million in the same period of 2013.

•	The $30.1 million favourable variance was mainly due to:

•	$57.2 million favourable net change in non-cash balances related to operations, mainly because of a favourable variance in accounts payable and accrued liabilities in the Telecommunications segment;

•	$9.6 million increase in adjusted operating income in the Telecommunications segment;

•	$7.3 million decrease in the cash portion of financial expenses.

Partially offset by:

•	$30.2 million unfavourable variance in current income taxes;

•	$11.9 million decrease in adjusted operating income in the Media segment.

Year to date

Cash flows provided by operating activities: $768.2 million in the first nine months of 2014 compared with $638.1 million in the same period of 2013.

•	The $130.1 million favourable variance was mainly due to:

•

$93.1 million favourable net change in non-cash balances related to operations, mainly because of a smaller decrease in accounts payable and accrued liabilities and a more favourable variance in inventories, partially offset by higher current income tax payments;

•	$40.8 million increase in adjusted operating income in the Telecommunications segment;

•	$26.5 million decrease in the cash portion of financial expenses.

Partially offset by:

•	$14.2 million decrease in adjusted operating income in the Media segment;

•	$8.3 million unfavourable variance in current income taxes.

In the first nine months of 2014, the favourable impact of the timing of transactions on non-cash items related to operating activities, increased profitability in the Telecommunications segment and the refinancing of some debt at lower interest rates had a favourable impact on cash flows. Cash flows provided by the Media segment continued to be affected by the impact of the shift to digital and the challenging market conditions. Reduced tax benefits available for the deferral of income tax disbursements also had a negative impact on cash flows.

Working capital: $112.6 million at September 30, 2014, compared with $95.2 million at December 31, 2013. The $17.4 million favourable variance was mainly due to the impact of the settlement of hedges presented under current assets, partially offset by the impact of the disposal of assets held for sale (following the sale of the Québec community weeklies to Transcontinental Interactive) and by the sale of the Nurun subsidiary to the French company Publicis Groupe.

Investing activities

Third quarter of 2014

Additions to property, plant and equipment: $173.8 million in the third quarter of 2014 compared with $137.0 million in the same period of 2013. Spending on the LTE network in the Telecommunications segment essentially accounted for the $36.8 million increase.

Additions to intangible assets: $19.0 million in the third quarter of 2014 compared with $32.8 million in the same period of 2013. The $13.8 million decrease was mainly due to the $15.9 million initial deposit made by Videotron in connection with its acquisition in February 2014 of seven 700 MHz spectrum licences covering Canada’s four most populous provinces.

Proceeds from disposal of assets: $0.7 million in the third quarter of 2014 compared with $3.5 million in the same period of 2013, a $2.8 million decrease.

Disposal of businesses: $111.6 million in the third quarter of 2014 compared with a $0.7 million disbursement in the same period of 2013.

•	The $111.6 million from business disposals consisted of:

•

sale of the Nurun subsidiary to the French company Publicis Groupe for a cash consideration of $125.0 million, plus an estimated $5.3 million receivable in connection with certain adjustments to the transaction, less disposed-of cash in the amount of $18.1 million;

•	$4.7 million received following an adjustment to operating assets and liabilities in connection with the sale of 74 Québec weeklies to Transcontinental Interactive in the second quarter of 2014.

Year to date

Additions to property, plant and equipment: $493.5 million in the first nine months of 2014 compared with $425.5 million in the same period of 2013. The $68.0 million increase was due to the same factors as those noted above in the discussion of third quarter 2014 results.

Additions to intangible assets: $281.0 million in the first nine months of 2014, compared with $64.2 million in the same period of 2013, a $216.8 million increase. The Telecommunications segment accounted for most of the increase, reflecting payments totalling $217.4 million in the first nine months of 2014 for the acquisition of 700 MHz spectrum licences, compared with $15.9 million in the same period of 2013.

Proceeds from disposal of assets: $3.4 million in the first nine months of 2014, compared with $14.4 million in the same period of 2013.

•	The Telecommunications segment accounted for most of the $14.4 million in proceeds from disposal of assets recorded in the first nine months of 2013.

Disposal of businesses: $185.3 million in the first nine months of 2014 compared with $52.1 million in the same period of 2013.

•

Year-to-date disposals of businesses consisted of the sale of the Nurun subsidiary to the French company Publicis Groupe for $125.0 million in cash, less disposed-of cash in the amount of $18.1 million, and the sale of 74 Québec weeklies to Transcontinental Interactive for $78.4 million in cash.

•	The $52.1 million from disposal of businesses in the first nine months of 2013 reflects the sale of Jobboom to Mediagrif Interactive Technologies Inc.

Free cash flows from continuing operating activities

Third quarter of 2014

Free cash flows from continuing operating activities: $176.1 million in the third quarter of 2014 compared with $187.8 million in the same period of 2013 (Table 6).

•

The $11.7 million unfavourable variance was due primarily to the $36.8 million increase in additions to property, plant and equipment, partially offset by the $30.1 million favourable variance in cash flows provided by continuing operating activities.

Year to date

Free cash flows from continuing operating activities: $214.5 million in the first nine months of 2014 compared with $178.7 million in the same period of 2013 (Table 5).

•	The $35.8 million favourable variance was due to:

•	$130.1 million favourable variance in cash flows provided by operating activities.

Partially offset by:

•	$68.0 million increase in additions to property, plant and equipment;

•	$15.3 million increase in additions to intangible assets (excluding acquisition of spectrum licences);

•	$11.0 million decrease in proceeds from disposal of assets.

Table 6

Cash flows provided by operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Adjusted operating (loss) income:
Telecommunications	$339.4	$329.8	$1,006.3	$965.5
Media	43.2	55.1	97.7	111.9
Sports and Entertainment	(1.2)	(1.4)	(4.0)	(1.9)
Head Office	(1.2)	(0.6)	0.5	1.9

	380.2	382.9	1,100.5	1 077.4
Cash portion of financial expenses[1]	(76.7)	(84.0)	(240.2)	(266.7)
Cash portion of charge for restructuring of operations, impairment of assets and other special items[2]	(3.9)	(2.3)	(13.9)	(6.5)
Current income taxes	(60.3)	(30.1)	(93.3)	(85.0)
Other	0.3	0.2	1.4	(1.7)
Net change in non-cash balances related to operations	128.6	71.4	13.7	(79.4)

Cash flows provided by continuing operating activities	368.2	338.1	768.2	638.1
Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding spectrum licences acquisitions) :
Telecommunications	(178.9)	(137.6)	(514.4)	(423.8)
Media	(11.1)	(11.9)	(33.6)	(33.0)
Sports and Entertainment	(1.1)	(0.1)	(3.9)	(0.3)
Head Office	(1.0)	(0.7)	(1.8)	(2.3)

	(192.1)	(150.3)	(553.7)	(459.4)

Free cash flows from continuing operating activities	$176.1	$187.8	$214.5	$178.7

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 5 in the consolidated financial statements).

[2]	Restructuring of operations and other (see note 7 in the consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $98.2 million increase in the first nine months of 2014; $200.3 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of year-to-date debt increases:

•

issuance by Videotron on April 9, 2014 of US$600.0 million aggregate principal amount of Senior Notes for net proceeds of $654.5 million, net of financing fees of $7.8 million. The Notes bear 5.375% interest and mature on June 15, 2024;

•

estimated $145.0 million unfavourable impact of exchange rate fluctuations. The increase in this item is offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments.”

•	Summary of year-to-date debt reductions:

•	early redemption and withdrawal by Videotron on April 24, 2014 of US$260.0 million aggregate principal amount of 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018;

•

redemption and early repayment by Quebecor Media on April 25, 2014 of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million;

•	current payments totalling $18.7 million on Quebecor Media’s and Videotron’s credit facilities.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $148.9 million at September 30, 2014, compared with a net liability of $51.4 million at December 31, 2013. The $200.3 million net favourable variance was due to:

•

settlement at maturity on January 15, 2014 of liabilities related to Videotron’s hedges, which had been repurposed to cover a portion of the term of 5.0% Senior Notes in the notional amount of US$543.1 million issued on March 14, 2012 and maturing in 2022;

•	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

•

unwinding of Quebecor Media’s hedging contracts in an asset position in connection with the redemption and early withdrawal on April 25, 2014 of US$380.0 million aggregate principal amount of 7.75%Senior Notes;

•	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•

On November 3, 2014, TVA Group modified the terms and conditions of its bank credit facilities to increase the size of its revolving credit facility from $100.0 million to $150.0 million, to extend their term by two years until February 24, 2019, and to replace the existing $75.0 million term loan maturing on December 11, 2014 by a new term loan of an equivalent amount to be put in place by December 31, 2014 and maturing on November 3, 2019. TVA Group also granted a security on all of its movable assets and an immovable hypothec on its Head Office building as part of the modification of the terms and conditions of its bank credit facilities.

Financial position

Net available liquidity: $1.31 billion at September 30, 2014 for Quebecor Media and its wholly owned subsidiaries, consisting of $439.1 million in cash and $874.7 million in available unused lines of credit.

Consolidated debt: $5.07 billion at September 30, 2014, a $98.2 million increase compared with December 31, 2013; $200.3 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.85 billion debt ($2.40 billion at December 31, 2013), TVA Group’s $74.8 million debt ($74.6 million at December 31, 2013) and Quebecor Media’s $2.15 billion debt ($2.50 billion at December 31, 2013).

As at September 30, 2014, minimum principal payments on long-term debt in the coming years were as follows:

Table 7

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending September 30

(in millions of Canadian dollars)

2015	$100.4
2016	210.6
2017	14.6
2018	98.3
2019	3.9
2020 and thereafter	4 706.6

Total	$5,134.4

The weighted average term of Quebecor Media’s consolidated debt was approximately 7.4 years as of September 30, 2014 (7.0 years as of December 31, 2013). The debt consisted of approximately 86.4% fixed-rate debt (82.6% as of December 31, 2013) and 13.6% floating-rate debt (17.4% as of December 31, 2013).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At September 30, 2014, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On July 30, 2014, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on July 31, 2014.

•	On November 5, 2014, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on November 6, 2014.

Analysis of consolidated balance sheet at September 30, 2014

Table 8

Consolidated balance sheet of Quebecor Media

Analysis of main differences between September 30, 2014 and December 31, 2013

(in millions of Canadian dollars)

	Sept. 30, 2014	Dec. 31, 2013	Difference	Main reason for difference
Assets
Accounts receivable	$484.1	$565.7	$(81.6)	Impact of current variances in activity
Assets held for sale	—	76.9	(76.9)	Sale of 74 Québec community weeklies in the Media segment
Intangible assets	948.2	824.8	123.4	Purchase of 700 MHz spectrum licences by Videotron, minus impairment of broadcasting licence in the Media segment
Goodwill	2,826.6	3,061.5	(234.9)	Goodwill impairment in the Media segment

Liabilities
Accounts payable and accrued liabilities	597.9	693.2	(95.3)	Impact of current variances in activity
Long-term debt, including short-term portion and bank indebtedness	5,074.2	4,976.0	98.2	See “Financing activities”
Derivative financial instruments[1]	(148.9)	51.4	(200.3)	See “Financing activities”

ADDITIONAL INFORMATION

Contractual Obligations

At September 30, 2014, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 9 below shows a summary of these contractual obligations.

Table 9

Contractual obligations of Quebecor Media as of September 30, 2014

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5 134.4	$100.4	$225.2	$102.2	$4 706.6
Interest payments[2]	2 240.3	216.2	578.5	560.3	885.3
Operating leases	340.4	56.3	85.4	57.8	140.9
Additions to property, plant and equipment and other commitments	1 419.3	200.4	307.5	211.3	700.1
Derivative financial instruments[3]	(186.8)	1.4	13.0	43.3	(244.5)

Total contractual obligations	$8 947.6	$574.7	$1 209.6	$974.9	$6 188.4

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2014.
[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2014, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $2.7 million ($2.8 million in the third quarter of 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $0.6 million ($0.9 million in the third quarter of 2013). These transactions were accounted for at the consideration agreed between the parties.

During the first nine months of 2014, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $8.6 million ($8.1 million in the first nine months of 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $2.3 million ($2.3 million in the first nine months of 2013). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the third quarter of 2014, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.4 million in the third quarter of 2013), and incurred management fees of $0.5 million ($0.5 million in the third quarter of 2013) with its shareholders.

During the first nine months of 2014, the Corporation received an amount of $1.7 million, which is included as a reduction in employee costs ($1.3 million in the first nine months of 2013), and incurred management fees of $1.5 million ($1.5 million in the first nine months of 2013) with its shareholders.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments: (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; (ii) to achieve a targeted balance of fixed- and floating-rate debts; and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long term debt and derivative financial instruments as of September 30, 2014 and December 31, 2013 are as follows:

Table 10

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2014		December 31, 2013
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,134.4)	$(5,217.7)	$(5,040.2)	$(5,099.6)
Derivative financial instruments
Early settlement options	13.7	13.7	14.5	14.5
Foreign exchange forward contracts[3]	2.5	2.5	1.8	1.8
Cross-currency interest rate swaps[3]	146.4	146.4	(53.2)	(53.2)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

(Gains) losses on valuation and translation of financial instruments for the third quarter and the nine months of 2014 and 2013 are summarized in Table 11.

Table 11

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
(Gain) loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(0.2)	$8.5	$2.5	$141.1
Loss (gain) on reversal of embedded derivatives on debt redemption	—	5.9	(1.1)	72.9
(Gain) loss on the ineffective portion of cash flow hedges	(1.6)	0.6	(1.4)	(1.7)
Gain on the ineffective portion of fair value hedges	(0.4)	—	(2.1)	—

	$(2.2)	$15.0	$(2.1)	$212.3

A $1.1 million gain and a $7.2 million loss on cash flow hedges were recorded under “Other comprehensive income” in the third quarter and first nine months of 2014 respectively ($10.8 million and $39.3 million losses in the third quarter and first nine months of 2013 respectively).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

Changes in Accounting Policies

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

Recent accounting pronouncements

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The Corporation has not yet completed its assessment of the impact of the adoption of this standard on its consolidated financial statements.

(ii)	IFRS 15 – Revenue from Contracts with Customers is required to be applied for annual periods beginning on or after January 1, 2017, with early adoption permitted.

IFRS 15 specifies how and when an entity will recognize revenue, as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles based, five-step model to be applied to all contracts with customers. The Corporation has not yet completed its assessment of the impact of the adoption of this standard on its consolidated financial statements.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of these terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue developing its network and related mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspaper and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•

unanticipated higher capital spending required for developing its network or to address the continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its newspaper operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its digital cable television, Internet access and telephony services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013
Revenues	3	$1,020.0	$1,021.9	$3,058.9	$3,047.0
Employee costs	4	198.3	210.5	623.3	665.9
Purchase of goods and services	4	441.5	428.5	1,335.1	1,303.7
Amortization		171.5	166.7	508.3	489.3
Financial expenses	5	78.6	86.8	247.0	275.7
(Gain) loss on valuation and translation of financial instruments	6	(2.2)	15.0	(2.1)	212.3
Restructuring of operations, impairment of assets and other special items	7	3.8	2.7	13.4	9.4
Impairment of goodwill and intangible assets	8	51.0	281.3	241.0	281.3
Loss on debt refinancing	11	—	—	18.7	18.9

Income (loss) before income taxes		77.5	(169.6)	74.2	(209.5)
Income taxes (recovery):
Current		60.3	30.1	93.3	85.0
Deferred		(31.3)	(15.5)	(13.0)	(74.4)

		29.0	14.6	80.3	10.6

Income (loss) from continuing operations		48.5	(184.2)	(6.1)	(220.1)
Income (loss) from discontinued operations	9	39.0	(29.4)	48.6	2.5

Net income (loss)		$87.5	$(213.6)	$42.5	$(217.6)

Income (loss) from continuing operations attributable to
Shareholders		$65.8	$(187.1)	$12.4	$(223.4)
Non-controlling interests		(17.3)	2.9	(18.5)	3.3

Net income (loss) attributable to
Shareholders		$104.8	$(216.5)	$61.0	$(220.9)
Non-controlling interests		(17.3)	2.9	(18.5)	3.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013
Net income (loss)		$87.5	$(213.6)	$42.5	$(217.6)

Other comprehensive income (loss):
Items that may be reclassified to income:
(Loss) gain on translation of net investments in foreign operations		(0.1)	(2.9)	(0.3)	2.3
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		1.1	(10.8)	(7.2)	(39.3)
Deferred income taxes		(11.9)	4.7	(11.2)	1.3
Items that will not be reclassified to income:
Defined benefit plans:
Actuarial gain		—	119.0	—	119.0
Deferred income taxes		—	(32.0)	—	(32.0)

Reclassification to income:
Gain on translation of net investments in foreign operations		(1.4)	—	(1.4)	—
Gain related to cash flow hedges	11	—	(8.0)	(10.8)	(14.5)
Deferred income taxes		—	0.9	0.4	1.1

		(12.3)	70.9	(30.5)	37.9

Comprehensive income (loss)		$75.2	$(142.7)	$12.0	$(179.7)

Comprehensive income (loss) attributable to
Shareholders		$92.5	$(154.1)	$30.5	$(191.5)
Non-controlling interests		(17.3)	11.4	(18.5)	11.8

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended September 30, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$738.2	$298.8	$12.4	$(29.4)	$1,020.0
Employee costs	87.6	97.2	4.1	9.4	198.3
Purchase of goods and services	311.2	158.4	9.5	(37.6)	441.5

Adjusted operating income[1]	339.4	43.2	(1.2)	(1.2)	380.2

Amortization					171.5
Financial expenses					78.6
Gain on valuation and translation of financial instruments					(2.2)
Restructuring of operations, impairment of assets and other special items					3.8
Impairment of goodwill and intangible assets					51.0

Income before income taxes					$77.5

Additions to property, plant and equipment	$163.5	$9.0	$1.1	$0.2	$173.8
Additions to intangible assets	16.0	2.2	—	0.8	19.0

	Three months ended September 30, 2013
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$714.7	$318.7	$16.0	$(27.5)	$1,021.9
Employee costs	88.2	109.4	1.9	11.0	210.5
Purchase of goods and services	296.7	154.2	15.5	(37.9)	428.5

Adjusted operating income[1]	329.8	55.1	(1.4)	(0.6)	382.9

Amortization					166.7
Financial expenses					86.8
Loss on valuation and translation of financial instruments					15.0
Restructuring of operations, impairment of assets and other special items					2.7
Impairment of goodwill and intangible assets					281.3

Loss before income taxes					$(169.6)

Additions to property, plant and equipment	$124.8	$11.5	$0.1	$0.6	$137.0
Additions to intangible assets	29.2	3.5	—	0.1	32.8

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars) (unaudited)	Nine months ended September 30, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$2,186.8	$911.3	$41.1	$(80.3)	$3,058.9
Employee costs	271.7	314.8	8.3	28.5	623.3
Purchase of goods and services	908.8	498.8	36.8	(109.3)	1,335.1

Adjusted operating income[1]	1,006.3	97.7	(4.0)	0.5	1,100.5
Amortization					508.3
Financial expenses					247.0
Gain on valuation and translation of financial instruments					(2.1)
Restructuring of operations, impairment of assets and other special items					13.4
Impairment of goodwill and intangible assets					241.0
Loss on debt refinancing					18.7

Income before income taxes					$74.2

Additions to property, plant and equipment	$463.2	$26.1	$3.9	$0.3	$493.5
Additions to intangible assets	271.1	8.4	—	1.5	281.0

	Nine months ended September 30, 2013
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$2,116.5	$965.3	$46.1	$(80.9)	$3,047.0
Employee costs	277.2	353.7	5.9	29.1	665.9
Purchase of goods and services	873.8	499.7	42.1	(111.9)	1,303.7

Adjusted operating income[1]	965.5	111.9	(1.9)	1.9	1,077.4
Amortization					489.3
Financial expenses					275.7
Loss on valuation and translation of financial instruments					212.3
Restructuring of operations, impairment of assets and other special items					9.4
Impairment of goodwill and intangible assets					281.3
Loss on debt refinancing					18.9

Loss before income taxes					$(209.5)

Additions to property, plant and equipment	$397.7	$25.9	$0.3	$1.6	$425.5
Additions to intangible assets	53.0	10.5	—	0.7	64.2

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income (loss) before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, (gain) loss on debt refinancing, income taxes and income (loss) from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive income (loss)
	(note 12)			(note 14)
Balance as of December 31, 2012	$4,116.1	$1.3	$(2,012.3)	$(67.1)	$131.4	$2,160.4
Net (loss) income	—	—	(220.9)	—	3.3	(217.6)
Other comprehensive income	—	—	—	29.4	8.5	37.9
Dividends	—	—	(75.0)	—	(0.1)	(75.1)
Business acquisition	—	—	—	—	0.3	0.3

Balance as of September 30, 2013	4,116.1	1.3	(2,317.2)	(37.7)	143.4	1,905.9
Net income	—	—	61.3	—	3.9	65.2
Other comprehensive income	—	—	—	6.9	4.1	11.0
Dividends	—	—	(25.0)	—	(0.3)	(25.3)

Balance as of December 31, 2013	4,116.1	1.3	(2,280.9)	(30.8)	151.1	1,956.8
Net income (loss)	—	—	61.0	—	(18.5)	42.5
Other comprehensive loss	—	—	—	(30.5)	—	(30.5)
Acquisition of non-controlling interests	—	—	(0.1)	—	0.1	—
Dividends	—	—	(75.0)	—	(0.2)	(75.2)

Balance as of September 30, 2014	$4,116.1	$1.3	$(2,295.0)	$(61.3)	$132.5	$1,893.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013
Cash flows related to operating activities
Income (loss) from continuing operations		$48.5	$(184.2)	$(6.1)	$(220.1)
Adjustments for:
Amortization of property, plant and equipment		138.3	130.9	407.9	382.8
Amortization of intangible assets		33.2	35.8	100.4	106.5
(Gain) loss on valuation and translation of financial instruments	6	(2.2)	15.0	(2.1)	212.3
Impairment of assets	7	—	0.6	—	2.3
Impairment of goodwill and intangible assets	8	51.0	281.3	241.0	281.3
Loss on debt refinancing		—	—	18.7	18.9
Amortization of financing costs and long-term debt discount	5	1.9	2.8	6.8	9.0
Deferred income taxes		(31.3)	(15.5)	(13.0)	(74.4)
Other		0.2	—	0.9	(1.1)

		239.6	266.7	754.5	717.5
Net change in non-cash balances related to operating activities		128.6	71.4	13.7	(79.4)

Cash flows provided by continuing operating activities		368.2	338.1	768.2	638.1

Cash flows related to investing activities
Business acquisitions		(0.1)	(6.9)	(0.7)	(7.7)
Business disposals	9	111.6	(0.7)	185.3	52.1
Additions to property, plant and equipment		(173.8)	(137.0)	(493.5)	(425.5)
Additions to intangible assets	10	(19.0)	(32.8)	(281.0)	(64.2)
Proceeds from disposal of assets		0.7	3.5	3.4	14.4
Net change in cash held in trust		—	5.8	—	—
Other		0.3	0.6	0.5	0.6

Cash flows used in continuing investing activities		(80.3)	(167.5)	(586.0)	(430.3)

Cash flows related to financing activities
Net change under revolving facilities		—	0.9	—	—
Issuance of long-term debt, net of financing fees	11	—	358.4	654.5	753.2
Repayment of long-term debt	11	(6.2)	(705.8)	(733.4)	(716.5)
Settlement of hedging contracts		—	(19.2)	(64.6)	(27.7)
Dividends		(25.0)	(25.0)	(75.0)	(75.0)
Dividends paid to non-controlling interests		—	—	(0.2)	(0.1)

Cash flows used in continuing financing activities		(31.2)	(390.7)	(218.7)	(66.1)

Net change in cash and cash equivalents from continuing operations		256.7	(220.1)	(36.5)	141.7
Cash flows provided by (used in) discontinued operations	9	3.0	0.7	13.3	(16.8)
Cash and cash equivalents at beginning of period		193.7	573.0	476.6	228.7

Cash and cash equivalents at end of period		$453.4	$353.6	$453.4	$353.6

Cash and cash equivalents consist of
Cash		$224.0	$129.8	$224.0	$129.8
Cash equivalents		229.4	223.8	229.4	223.8

		$453.4	$353.6	$453.4	$353.6

Interest and taxes reflected as operating activities
Cash interest payments		$28.9	$31.4	$190.3	$204.4
Cash income tax payments (net of refunds)		20.1	2.1	99.0	46.8

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	Note	September 30 2014	December 31 2013

Assets
Current assets
Cash and cash equivalents		$453.4	$476.6
Accounts receivable		484.1	565.7
Income taxes		10.5	18.0
Amounts receivable from the parent corporation		8.6	6.7
Inventories		204.5	239.4
Prepaid expenses		51.3	47.9
Assets held for sale	9	—	76.9

		1,212.4	1,431.2

Non-current assets
Property, plant and equipment		3,410.9	3,382.4
Intangible assets	10	948.2	824.8
Goodwill		2,826.6	3,061.5
Derivative financial instruments		247.7	142.1
Deferred income taxes		12.2	26.6
Other assets		99.4	101.7

		7,545.0	7,539.1

Total assets		$8,757.4	$8,970.3

Liabilities and equity

Current liabilities
Accounts payable and accrued charges		$597.9	$693.2
Provisions		24.4	39.4
Deferred revenue		301.7	288.8
Income taxes		75.4	89.2
Derivative financial instruments		—	116.2
Current portion of long-term debt	11	100.4	100.2
Liabilities held for sale	9	—	9.0

		1,099.8	1,336.0

Non-current liabilities
Long-term debt	11	4,973.8	4,875.8
Derivative financial instruments		98.8	77.3
Other liabilities		135.6	155.8
Deferred income taxes		555.8	568.6

		5,764.0	5,677.5
Equity
Capital stock	12	4,116.1	4,116.1
Contributed surplus		1.3	1.3
Deficit		(2,295.0)	(2,280.9)
Accumulated other comprehensive loss	14	(61.3)	(30.8)

Equity attributable to shareholders		1,761.1	1,805.7
Non-controlling interests		132.5	151.1

		1,893.6	1,956.8
Subsequent events	15

Total liabilities and equity		$8,757.4	$8,970.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports & Entertainment. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and is engaged in the rental of movies, televisual products and console games through its video-on-demand service and its distribution and rentals stores. This segment also operates retail stores specialized in the sale of cultural and entertainment products, and offers online sales of downloadable music and books in Canada. The operations of the Media segment in Canada include the printing, publishing and distribution of daily newspapers, weekly newspapers, and commercial inserts, the operation of an over-the-air television network and television specialty services, the operation of French- and English-language Internet portals and specialized sites, the publishing of books and magazines, the distribution of books, magazines and movies and the operation of an out-of-home advertising business. The activities of the Sports & Entertainment segment in Canada encompass show production, sporting and cultural events management, music production, distribution and streaming, the operation of a Quebec Major Junior Hockey League team, and the operation and management of the future Québec City Amphitheatre.

Some of the Corporation’s segments experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Corporation’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

During the third quarter of 2014, the Corporation changed its organisational structure and its operations are now managed through the following three segments: Telecommunications, Media, and Sports & Entertainment. The reorganization consisted in (a) the creation of the new Media segment, which includes all activities of the previous News Media and Broadcasting segments, as well as the book publishing and distribution activities previously included in the Leisure and Entertainment segment, (b) the creation of the new Sports & Entertainment segment, which includes all operating, production, distribution and management activities of the previous Leisure and Entertainment segment relating to music, entertainment, sports and the future Québec City Amphitheatre, and (c) the transfer of the retail businesses from the previous Leisure and Entertainment segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented information have been reclassified to reflect these changes

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2013 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on November 5, 2014.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2014.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Change in accounting policy

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability in relation with outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

Recent accounting pronouncements

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively for annual periods beginning on or after 1 January 2018, with early adoption permitted.

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The Corporation has not yet completed its assessment of the impact of the adoption of this standard on its consolidated financial statements.

(ii)	IFRS 15 – Revenue from Contracts with Customers is required to be applied for annual periods beginning on or after 1 January 2017, with early adoption permitted.

IFRS 15 specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The Corporation has not yet completed its assessment of the impact of the adoption of this standard on its consolidated financial statements.

3.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Services rendered	$872.2	$867.4	$2,638.9	$2,611.7
Product sales	147.8	154.5	420.0	435.3

	$1,020.0	$1,021.9	$3,058.9	$3,047.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Employee costs	$236.3	$244.7	$740.4	$772.3
Less employee costs capitalized to property, plant and equipment and intangible assets	(38.0)	(34.2)	(117.1)	(106.4)

	198.3	210.5	623.3	665.9
Purchase of goods and services
Royalties, rights and creation costs	151.1	149.3	487.5	475.3
Cost of retail products	93.5	82.8	241.7	226.8
Marketing, circulation and distribution expenses	39.5	37.8	121.2	121.9
Service and printing contracts	43.1	43.4	125.7	127.5
Paper, ink and printing supplies	19.0	21.1	59.3	69.4
Other	95.3	94.1	299.7	282.8

	441.5	428.5	1,335.1	1,303.7

	$639.8	$639.0	$1,958.4	$1,969.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Interest on long-term debt	$76.1	$83.2	$238.2	$258.4
Amortization of financing costs and long-term debt discount	1.9	2.8	6.8	9.0
Interest on net defined benefit liability	1.2	3.1	3.5	9.4
Loss (gain) on foreign currency translation on short-term monetary items	0.8	(0.2)	2.2	1.4
Other	(1.4)	(2.1)	(3.7)	(2.5)

	$78.6	$86.8	$247.0	$275.7

6.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
(Gain) loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(0.2)	$8.5	$2.5	$141.1
Loss (gain) on reversal of embedded derivatives upon debt redemption	–	5.9	(1.1)	72.9
(Gain) loss on the ineffective portion of cash flow hedges	(1.6)	0.6	(1.4)	(1.7)
Gain on the ineffective portion of fair value hedges	(0.4)	–	(2.1)	–

	$(2.2)	$15.0	$(2.1)	$212.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Restructuring of operations	$3.9	$2.3	$13.8	$6.4
Impairment of assets	–	0.6	–	2.3
(Gain) loss on disposal of assets	(0.1)	(0.2)	(0.5)	0.6
Other	–	–	0.1	0.1

	$3.8	$2.7	$13.4	$9.4

Media

In recent years, the Media segment has implemented various restructuring initiatives to reduce operating costs. As a result of these initiatives, restructuring costs of $3.2 million, mainly for the reduction of positions, were recorded in the three-month period ended September 30, 2014 ($2.9 million in 2013). Restructuring costs of $11.3 million were recorded for the nine-month period ended September 30, 2014 ($5.3 million in 2013).

As part of these restructuring initiatives, gains on disposal of assets of $0.1 million and $0.5 million were recorded in the respective three-month and nine-month periods ended September 30, 2014 (gains of $0.2 million and $0.2 million in 2013, respectively). Charges for impairment of assets of $0.6 million and $2.3 million were recorded in the respective three-month and nine-month periods ended September 30, 2013.

Other segments

Other segments recorded charges for restructuring costs, impairment of assets and other special items of $0.7 million and $2.6 million in the respective three-month and nine-month periods ended September 30, 2014 (a gain of $0.6 million and a charge of $2.0 million in 2013, respectively).

8.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

2014

During the second quarter of 2014, the Corporation performed its annual impairment tests on its cash generating units (“CGU”). The Corporation concluded that the recoverable amount based on fair value less costs of disposal was less than the carrying amount of its Newspapers CGU, which revenues continue to be negatively affected by the digital transformation and weak market conditions in the newspaper industry. Accordingly, the Media segment recorded a non-cash goodwill impairment charge of $190.0 million (without any tax consequence). The Corporation used pre-tax discount rate of 11.40% and perpetual growth rate of 0% to calculate the recoverable amount of the Newspapers CGU.

During the third quarter of 2014, the Corporation completed its annual review of its three-year strategic plan. Market conditions in the television industry led the Corporation to perform an impairment test on its Broadcasting CGU. The Corporation concluded that the recoverable amount based on fair value less costs of disposal was less than the carrying amount of the CGU. Accordingly, a non-cash impairment charge of $41.7 million on broadcasting licenses (including $20.9 million without any tax consequence) and a non-cash goodwill impairment charge of $9.3 million (without any tax consequence) were recorded in the Media segment. The Corporation used pre-tax discount rate of 11.1% and perpetual growth rate of 1.0% to calculate the recoverable amount of the Broadcasting CGU.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS (continued)

2013

During the third quarter of 2013, the Corporation performed impairment tests on its Newspapers, Music and Book CGUs due to weak market conditions in their respective industries. Accordingly, the Media segment recorded a non-cash goodwill impairment charges of $229.0 million for its Newspaper CGU (without any tax consequence), of which $24.5 million is presented as part of discontinued operations, and $11.9 million for its Book CGU (without any tax consequence), and a non-cash impairment charge of $56.0 million on its mastheads and customer relationships assets (including $14.0 million without any tax consequence). A non-cash goodwill impairment charge of $8.9 million for the Music CGU (without any tax consequence) was also recorded by the Corporation.

9.	DISCONTINUED OPERATIONS

2014

•	In January 2014, the Corporation ceased its door-to-door distribution of flyers and weekly newspapers in the province of Québec.

•

On June 1, 2014, the Corporation sold its 74 Québec weeklies for a cash consideration of $75.0 million, of which $1.3 million is receivable as of September 30, 2014. An amount of $4.7 million was also received during the third quarter of 2014 relating to adjustments of working capital items transferred.

•

On September 2, 2014, the Corporation sold its Nurun subsidiary for a consideration consisting of $125.0 million in cash and an estimated balance receivable of $5.3 million relating to certain transaction adjustments, less cash disposed of $18.1 million.

2013

•	On June 1, 2013, the Corporation sold its specialized Web site Jobboom for a cash consideration of $52.1 million, net of cash disposed of $5.4 million.

•	On November 29, 2013, the Corporation also sold its specialized Web site Réseau Contact for a cash consideration of $7.1 million, net of cash disposed of $0.4 million.

The results of operations and cash flows related to these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows as follows:

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	DISCONTINUED OPERATIONS (continued)

Consolidated statements of income

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Revenues	$22.3	$58.6	$124.2	$188.3
Employee costs	15.3	30.3	77.2	98.8
Purchase of goods and services	4.2	29.0	36.7	91.8
Amortization	1.0	1.9	3.5	5.7
Financial expenses	(0.3)	0.2	–	–
Restructuring of operations and other items	1.7	3.0	3.5	6.2
Impairment of goodwill	–	24.5	–	24.5

Income (loss) before income taxes	0.4	(30.3)	3.3	(38.7)
Income taxes	(0.1)	(1.6)	1.1	(4.5)
Gain on disposal of businesses	38.5	(0.7)	46.4	36.7

Income (loss) from discontinued operations	$39.0	$(29.4)	$48.6	$2.5

The cash flows attributable to discontinued operations mainly relates to operating activities.

10.	INTANGIBLE ASSETS

As a result of the Industry Canada 700 MHz spectrum auction that ended in the first quarter of 2014, Videotron Ltd. (“Videotron”) acquired seven operating licences, covering the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total price of $233.3 million, for which Videotron made a cash deposit of $15.9 million in 2013, a $46.7 million payment in the first quarter of 2014 and a final payment of $170.7 million on April 2, 2014. These licences were issued to Videotron on April 3, 2014 by Industry Canada.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	LONG-TERM DEBT

On March 26, 2014, Quebecor Media issued a notice for the redemption of all of its issued and outstanding 7.75% Senior Notes due March 15, 2016 in aggregate principal amount of US$380.0 million at a redemption price of 100.00% of their principal amount. As a result, a net gain of $2.7 million was recorded in the consolidated statement of income in the first quarter of 2014, including a gain of $12.5 million previously recorded in other comprehensive income. In April 2014, the Senior Notes were redeemed and the related hedging contracts were unwound, for a total cash consideration of $367.8 million.

On March 26, 2014, Videotron issued a notice for the redemption of US$260.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 15, 2018 at a redemption price of 103.042% of their principal amount. As a result, a net loss of $21.4 million was recorded in the consolidated statement of income in the first quarter of 2014, including a loss of $1.7 million previously recorded in other comprehensive income. In April 2014, the Senior Notes were redeemed for a total cash consideration of $295.4 million.

On April 9, 2014, Videotron issued US$600.0 million aggregate principal amount of Senior Notes bearing interest at 5.375% and maturing on June 15, 2024, for net proceeds of $654.5 million, net of financing fees of $7.8 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at any time before their maturity at a price based on a make-whole formula and at par beginning March 15, 2024. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps, while converting the interest rate from a fixed rate to a floating rate on US$158.6 million principal amount of the Senior Notes.

Components of long-term debt are as follows:

	September 30, 2014	December 31, 2013
Long-term debt	$5,134.4	$5,040.2
Change in fair value related to hedged interest rate risk	2.9	–
Adjustment related to embedded derivatives	(10.5)	(8.9)
Financing fees, net of amortization	(52.6)	(55.3)

	5,074.2	4,976.0
Less current portion	(100.4)	(100.2)

	$4,973.8	$4,875.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2013 and September 30, 2014	103,251,500	$4,116.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the nine-month period ended September 30, 2014:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2013	1,070,443	$21.22
Granted	485,000	25.89
Exercised	(149,456)	17.68
Cancelled	(770,987)	21.71

As of September 30, 2014	635,000	$25.02

Vested options as of September 30, 2014	–	$–

Quebecor Media
As of December 31, 2013	1,647,309	$52.67
Granted	271,000	63.96
Exercised	(210,750)	46.47
Cancelled	(37,600)	55.13

As of September 30, 2014	1,669,959	$55.23

Vested options as of September 30, 2014	262,823	$46.71

TVA Group Inc. (“TVA Group”)
As of December 31, 2013	691,076	$16.54
Granted	30,000	8.90
Cancelled	(69,208)	15.32
Expired	(126,500)	20.75

As of September 30, 2014	525,368	$15.25

Vested options as of September 30, 2014	495,368	$15.63

During the three-month period ended September 30, 2014, 24,500 stock options of Quebecor Media were exercised for a cash consideration of $0.4 million (10,666 stock options for $0.1 million in 2013). During the nine-month period ended September 30, 2014, 149,456 stock options of Quebecor were exercised for a cash consideration of $1.4 million (none in 2013) and 210,750 stock options of Quebecor Media were exercised for a cash consideration of $3.4 million (336,909 stock options for $3.9 million in 2013).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	STOCK-BASED COMPENSATION PLANS (continued)

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan, for the nine-month period ended September 30, 2014:

	Outstanding units
	Number	Weighted average exercise price
As of December 31, 2013	1,131,758	$19.92
Granted	694,224	26.47
Exercised	(240,074)	18.76
Cancelled	(1,184,149)	21.86

As of September 30, 2014	401,759	$26.22

During the first quarter of 2014, a cash consideration of $1.8 million was paid upon exercise of 240,074 units ($1.9 million for 337,224 units in 2013).

For the three-month period ended September 30, 2014, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $3.0 million ($4.7 million in 2013). For the nine-month period ended September 30, 2014, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $2.5 million ($8.2 million in 2013).

14.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2012	$(2.7)	$37.8	$(102.2)	$(67.1)
Other comprehensive income (loss)	2.3	(51.4)	78.5	29.4

Balance as of September 30, 2013	(0.4)	(13.6)	(23.7)	(37.7)
Other comprehensive income (loss)	2.1	(8.3)	13.1	6.9

Balance as of December 31, 2013	1.7	(21.9)	(10.6)	(30.8)
Other comprehensive loss	(1.7)	(28.8)	–	(30.5)

Balance as of September 30, 2014	$–	$(50.7)	$(10.6)	$(61.3)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 3/4-year period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

15.	SUBSEQUENT EVENTS

On October 6, 2014, the Corporation announced the closing of a transaction whereby it will sell all of Sun Media Corporation’s English-language newspaper operations in Canada, consisting of 175 newspapers and publications, the Canoe English portal and 8 printing plants, including the Islington, Ontario plant, for a cash consideration of $316.0 million. The purchase price will be payable in cash, subject to the customary adjustments and to a $10.0 million adjustment, related primarily to real estate properties to be disposed of by the Corporation prior to closing. The transaction is subject to approval by the Competition Bureau. While the transaction is under review, Quebecor Media will continue to operate all the businesses involved in the transaction.

On November 3, 2014, TVA Group modified the terms and conditions of its bank credit facilities to increase the size of its revolving credit facility from $100.0 million to $150.0 million, to extend their term by two years until February 24, 2019, and to replace the existing $75.0 million term loan maturing on December 11, 2014 by a new term loan of an equivalent amount to be put in place by December 31, 2014 and maturing on November 3, 2019. TVA Group also granted a security on all of its movable assets and an immovable hypothec on its Head Office building as part of the modification of the terms and conditions of its bank credit facilities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: November 10, 2014